Exhibit 99.1

WalkMe Ltd. Announces Fourth Quarter and Full Year 2023 Financial Results

●	Ended 2023 generating $11.5M and 4% margin in FCF compared to a cash burn of $53.9M and (22%) last year.
●	4Q23 Non-GAAP Operating Income of $4.8M or 7% compared to a loss of ($10.5M) or (16%) in 4Q22.
●	Finished the year for the first time with a Non-GAAP Net Income per share of $0.04 compared to a loss of ($0.66) for 2022.

SAN FRANCISCO, February 21, 2024 -- WalkMe Ltd. (NASDAQ:WKME), a leading provider of digital adoption solutions, today announced financial results for its fourth quarter ended December 31, 2023.

Management Commentary

“2023 was a transformational year for WalkMe. We’ve optimized our foundations and proven that with the right processes in place the WalkMe engine can produce cash at scale. We are now a profitable company and turn our focus with the aim to double our net new ARR in 2024 in order to drive double digit ARR growth in 2024 and accelerate revenue growth in 2025. Large enterprise companies will experience the true value of how Digital Adoption accelerates their most mission critical workflows,” said Dan Adika, CEO of WalkMe.

“In 2023 WalkMe became a profitable company focused on operational excellence while generating positive free cash flow. We now have a clear path to scaling growth in a profitable way. On the rule of 40 we saw significant improvement and plan to continue to improve in 2024 and beyond,” said Hagit Ynon, CFO of WalkMe.

2023 Financial Highlights

●	Revenue: Subscription revenue was $248 million, an increase of 12% year-over-year. Total revenue was $267 million, an increase of 9% year-over-year.
●	Gross Margin: GAAP Gross margin was 83% compared to 78% in 2022 and Non-GAAP Gross margin was 85%, compared to 80% in 2022.
●	GAAP Operating Loss: was $64.8 million, or 24% of total revenue, compared to $109.8 million, or 45% of total revenue in 2022.
●	Non-GAAP Operating Loss: was $4.7 million or 2% of total revenue, compared to $58.3 million, or 24% of total revenue in 2022.
●	Basic and diluted Earnings Per Share: Non-GAAP Net Income Per Share of $0.04 and GAAP Net Loss Per Share of ($0.67), compared to a loss of ($0.66) and ($1.09) in 2022 respectively.
●	Operating Cash Flow: Net cash provided by operating activity was $15.3 million, or 6% of total revenue, compared to ($46.8) million used in operating activity or (19%) in 2022.
●	Free Cash Flow: was a positive $11.5 million or 4% of total revenue, compared to negative ($53.9) million, or (22%) in 2022.
●	Remaining Performance Obligations: RPO was $384 million at the end of 2023, compared to $374 million at the end of 2022.

Fourth Quarter 2023 Financial Highlights:

●	Revenue: Subscription revenue was $63.4 million, an increase of 8% year-over-year. Total revenue was $67.9 million, an increase of 5% year-over-year.
●	Gross Margin: GAAP Gross margin was 85%, compared to 81% in the fourth quarter of 2022. Non-GAAP Gross margin was 86%, compared to 82% in the fourth quarter of 2022.
●	GAAP Operating Loss: was $11.7 million, or 17% of total revenue, compared to $22.6 million, or 35% in the fourth quarter of 2022.
●	Non-GAAP Operating Income: was $4.8 million or 7% of total revenue, compared to a loss of ($10.5) million, or (16%) in the fourth quarter of 2022.
●	Diluted Earnings Per Share: Non-GAAP Net Income Per Share of $0.07 and GAAP Net Loss Per Share of ($0.12), compared to a loss of ($0.10) and ($0.22) in the fourth quarter of 2022 respectively.
●	Operating Cash Flow: Net cash provided by operating activity was $9.2 million, or 13% of total revenue, compared to ($8.8) million used in operating activity or (14%) in the fourth quarter of 2022.
●	Free Cash Flow: was a positive $8.4 million or 12% of total revenue, compared to negative ($10.2) million, or (16%) in the fourth quarter of 2022.
●	Cash, Cash Equivalents, Short-term Deposits and Marketable Securities: were $321.8 million as of December 31, 2023.

Recent Business Highlights:

●	Ending 2023 ARR of $276M, up 5% year over year with 96% of ARR from customers with more than 500 employees compared to 94% at the end of 2022.
●	DAP customers of 199 as of December 31, 2023, representing DAP customer count growth of 15% year-over-year. ARR from DAP customers represented 53% of total ARR, up from 50% last year.
●	Reached a new high of 41 customers with over $1 million in ARR now represent 34% of ARR compared to 32% last year.
●	548 Customers with over $100,000 in ARR represents 85% of ARR compared to 514 customers and 82% last year.
●	Launched Workflow Accelerators - predefined solutions for key enterprise workflows across HR, sales, IT, finance, and customer service that drive measurable business outcomes.
●	Named A Leader and A Star Performer in Everest Group Digital Adoption Platform PEAK Matrix® Assessment 2023 for fourth consecutive year.
●
Released the 2024 State of Digital Adoption Report which showed that enterprises on average lose over $1 million per week due to inability to correctly utilize technology and that of those served 70% or organizations list digital adoption as a strategic priority for 2024.

●	WalkMe Discovery and Data AI solutions showed continued momentum with the number of employees covered growing over 50% quarter over quarter.

Financial Outlook:

For the first quarter of 2024, the Company currently expects:

●	Revenue of $67.6 to $68.6 million
●	Non-GAAP Operating Income of $0.3 to $1.3 million

For the full year 2024, the Company currently expects:

●	Revenue of $279 to $283 million
●	Non-GAAP Operating Income of $8 to $11 million

The section titled “Non-GAAP Financial Measures and Key Performance Indicators” below contains a description of the non-GAAP financial measures and Key Performance Indicators discussed in this press release and reconciliations between historical GAAP and non-GAAP information are contained in the tables below. The Company is unable to provide a reconciliation of non-GAAP Operating Income (Loss) to Operating Income (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort, because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, predicting forward-looking share-based compensation. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Throughout this press release, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-GAAP Financial Measures and Key Performance Indicators” in this press release.

Conference Call Information:

WalkMe will host a conference call and live webcast for analysts and investors at 5:00 a.m. Pacific Time on February 21, 2024. The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call.

A live webcast of the conference call will be accessible on the WalkMe investor relations website at https://ir.walkme.com.

Approximately one hour after completion of the live call and for at least 30 days thereafter, an archived version of the webcast will be available on the Company’s investor relations website at https://ir.walkme.com.

Supplemental Financial and Other Information:

We intend to announce material information to the public through the WalkMe Investor Relations website at ir.walkme.com, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-GAAP Financial Measures and Key Performance Indicators:

In addition to our financial results reported in accordance with GAAP, this press release and the accompanying tables and related presentation materials may contain one or more of the following non-GAAP financial measures: Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Operating Income (Loss), Non-GAAP Operating Margin, Non-GAAP Net Income (Loss) attributable to WalkMe Ltd., Non-GAAP Net Income (Loss) per share attributable to WalkMe Ltd. and Free Cash Flow, all of which are non-GAAP financial measures. We believe that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may differ from similarly titled measures presented by other companies. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures and not rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. We define Non-GAAP Gross Profit as gross profit excluding share-based compensation, amortization of acquired intangibles and restructuring expenses. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Gross Profit with traditional GAAP measures to evaluate our financial performance. Non-GAAP Gross Margin is calculated as a percentage of revenues.

Non-GAAP Operating Income (Loss) and Non-GAAP Operating Margin. We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses and non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the company’s ordinary course of business. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. Non-GAAP Operating Margin is calculated as a percentage of revenues.

Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. We define Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. as Net Income (Loss) attributable to WalkMe Ltd. excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses, non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the company’s ordinary course of business and adjustment attributable to non-controlling interest. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Net Income (Loss) attributable to WalkMe Ltd. with traditional GAAP measures to evaluate our financial performance. Non-GAAP Net Income (Loss) per Share attributable to WalkMe Ltd. is calculated based on the periodic weighted average of ordinary shares basic and diluted.

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities, less cash used for purchases of property and equipment and capitalized internal-use software development costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business.

ARR. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Enterprise-Wide DAP Customers: We define Enterprise-Wide DAP Customers as those who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. We believe these customers are an indication of the success of our customer acquisition and expansion strategy and demonstrate the strategic demand for our Digital Adoption Platform, the growth of our business and our potential future business opportunities.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial results, including revenue and non-GAAP operating loss guidance, and expectations regarding the Company’s ARR growth, operations and future profitability; the capabilities of and demand for the Company’s services; the growth and evolution of the digital adoption platform industry; the Company's future financial strategy and competitive market position within the industry are all forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; risks related to the war in Israel and the related challenges to the political, economic and security conditions in Israel and its impact on our business, financial performance and our actions designed to mitigate such impact;  our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations, including recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 14, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About WalkMe

WalkMe (WKME) pioneered the world’s leading Digital Adoption Platform (DAP) so companies can effectively navigate the constant change brought on by technology. With WalkMe, organizations drive enterprise productivity and reduce risk by ensuring consistent, responsible, and efficient adoption of software and the workflows it powers. Our AI-driven platform sits on top of an organization’s tech stack, identifies where people experience friction, and delivers the personalized guidance and automation needed to get the job done, right in the flow of work. Customers like IBM, Nestle, ThermoFisher Scientific, and the U.S. Dept. of Defense trust WalkMe to create the people-centric experiences required to boost the effectiveness of their workflows and maximize software ROI.

Media Contact:

press@walkme.com

Investor Contact:

John Streppa

investors@walkme.com

WalkMe Ltd.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share data; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Revenues
Subscription	$63,351	$58,702	$247,715	$220,972
Professional services	4,538	6,161	19,239	24,034
Total revenues	67,889	64,863	266,954	245,006

Cost of revenues
Subscription(1)(2)(3)	6,403	5,938	25,360	25,990
Professional services(1)(3)	3,582	6,511	19,013	27,894
Total cost of revenues	9,985	12,449	44,373	53,884

Gross profit	57,904	52,414	222,581	191,122

Operating expenses
Research and development(1)(3)	13,364	13,964	55,107	59,468
Sales and marketing(1)(3)	38,337	45,314	161,372	176,307
General and administrative(1)(2)(3)(4)	17,897	15,687	70,983	65,188
Total operating expenses	69,598	74,965	287,462	300,963
Operating loss	(11,694)	(22,551)	(64,881)	(109,841)
Financial income, net	3,097	2,954	13,195	5,322
Loss before income taxes	(8,597)	(19,597)	(51,686)	(104,519)
Income taxes	(1,150)	(1,731)	(5,067)	(3,831)
Net loss	(9,747)	(21,328)	(56,753)	(108,350)
Net loss attributable to non-controlling interest	(69)	(376)	(266)	(743)
Adjustment attributable to non-controlling interest	969	(2,337)	2,649	(14,979)
Net loss attributable to WalkMe Ltd.	$(10,647)	$(18,615)	$(59,136)	$(92,628)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(0.12)	$(0.22)	$(0.67)	$(1.09)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	90,344,252	86,235,574	88,912,397	85,116,424

(1) Includes share-based compensation expense as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Cost of subscription revenues	$256	$260	$1,038	$1,092
Cost of professional services	273	750	1,552	2,804
Research and development	3,093	1,889	11,041	7,285
Sales and marketing	4,538	5,191	17,671	19,126
General and administrative	5,338	3,906	24,155	19,797
Total share-based compensation expense	$13,498	$11,996	$55,457	$50,104

(2) Includes amortization and impairment of acquired intangibles as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Cost of revenues	$68	$68	$272	$488
General and administrative	-	-	-	979
Total amortization and impairment expense	$68	$68	$272	$1,467

(3) Includes restructuring expense as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Cost of subscription revenues	$-	$-	$40	$-
Cost of professional services	-	-	223	-
Research and development	-	-	86	-
Sales and marketing	-	-	964	-
General and administrative	-	-	160	-
Total restructuring expense	$-	$-	$1,473	$-

(4) Includes legal settlement expense as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
General and administrative	2,950	-	2,950	-
Total legal settlements expense	$2,950	$-	$2,950	$-

WalkMe Ltd.
Condensed Consolidated Balance Sheets
(in thousands; unaudited)

	December 31,	December 31,
	2023	2022
Assets
Current assets:

Cash and cash equivalents	$177,223	$94,105
Short-term deposits	28,027	125,231
Short-term marketable securities	60,290	42,187
Trade receivables, net	40,494	45,024
Deferred contract acquisition costs	26,793	26,287
Prepaid expenses and other current assets	8,739	6,243
Total current assets	341,566	339,077

Non-current assets:

Long-term marketable securities	56,282	43,334
Deferred contract acquisition costs	30,267	40,110
Other assets	317	584
Property and equipment, net	12,059	13,268
Operating lease right-of-use assets	12,005	7,003
Goodwill and Intangible assets, net	1,561	1,830
Total non-current assets	112,491	106,129

Total assets	$454,057	$445,206

Liabilities, redeemable non-controlling interest and shareholders’ equity

Current liabilities:

Trade payables	$3,508	$5,957
Accrued expenses and other current liabilities	47,772	53,414
Deferred revenues	110,701	108,097
Total current liabilities	161,981	167,468

Long-term liabilities:

Deferred revenues	894	1,613
Other long-term liabilities	12,384	10,038
Operating lease liabilities	8,222	3,833
Total long-term liabilities	21,500	15,484
Total liabilities	183,481	182,952

Redeemable non-controlling interest	10,429	8,080
Shareholders’ equity:
Share capital and additional paid-in capital	748,801	688,636
Other comprehensive income (loss)	478	(1,817)
Accumulated deficit	(489,132)	(432,645)
Total shareholders’ equity	260,147	254,174

Total Liabilities, redeemable non-controlling interest and shareholders’ equity	$454,057	$445,206

WalkMe Ltd.
Condensed Consolidated Statements of Cash Flow
(in thousands; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	$(9,747)	$(21,328)	$(56,753)	$(108,350)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	13,498	11,996	55,457	50,104
Depreciation, amortization and impairment	1,574	1,215	6,157	7,878
Operating lease right-of-use assets and liabilities, net	159	(159)	(1,318)	(551)
Finance (income) expense	1,572	(1,226)	2,125	(1,758)
Amortization of premium and accretion of discount on marketable securities, net	(737)	(370)	(2,245)	(370)
Decrease (increase) in trade receivables, net	(2,252)	(10,001)	4,530	(7,417)
Decrease (increase) in prepaid expenses and other current and non-current assets	344	2,099	(1,459)	1,390
Decrease (increase) in deferred contract acquisition costs	1,222	(6,467)	9,337	(10,272)
Increase (decrease) in trade payables	(380)	1,433	(2,449)	(354)
Increase (decrease) in accrued expenses and other current liabilities	7,327	7,822	(2,877)	(3,178)
Increase (decrease) in deferred revenues	(2,844)	5,051	2,429	22,924
Increase (decrease) in other long-term liabilities	(580)	1,136	2,346	3,146
Net cash provided by (used in) operating activities	9,156	(8,799)	15,280	(46,808)

Cash flows from investing activities:

Purchase of property and equipment	(29)	(194)	(540)	(2,867)
Investment in short-term deposits	(28,000)	(30,000)	(28,000)	(170,500)
Proceeds from short-term deposits	30,000	20,000	123,500	112,257
Investment in marketable securities	(32,323)	(84,881)	(75,653)	(84,881)
Proceeds from maturity of marketable securities	4,593	-	46,057	-
Proceeds from restricted deposits	-	-	-	295
Capitalization of software development costs	(772)	(1,196)	(3,255)	(4,260)
Net cash provided by (used in) investing activities	(26,531)	(96,271)	62,109	(149,956)

Cash flows from financing activities:

Proceeds from exercise of options	368	2,489	1,864	5,074
Proceeds from employees share purchase plan	960	1,494	4,102	9,717
Net cash provided by financing activities	1,328	3,983	5,966	14,791
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	770	295	(560)	(850)
Increase (decrease) in cash, cash equivalents and restricted cash	(15,277)	(100,792)	82,795	(182,823)
Cash, cash equivalents and restricted cash - Beginning of period	192,500	195,220	94,428	277,251
Cash, cash equivalents and restricted cash - End of period	$177,223	$94,428	$177,223	$94,428

WalkMe Ltd.
Reconciliation from GAAP to Non-GAAP Results
(in thousands, except share and per share data; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Reconciliation of gross profit and gross margin
GAAP gross profit	$57,904	$52,414	$222,581	$191,122
Plus: Share-based compensation expense	529	1,010	2,590	3,896
Plus: Amortization of acquired intangibles	68	68	272	488
Plus: Restructuring expense	-	-	263	-
Non-GAAP gross profit	$58,501	$53,492	$225,706	$195,506
GAAP gross margin	85%	81%	83%	78%
Non-GAAP gross margin	86%	82%	85%	80%

Reconciliation of operating expenses
GAAP research and development	$13,364	$13,964	$55,107	$59,468
Less: Share-based compensation expenses	(3,093)	(1,889)	(11,041)	(7,285)
Less: Restructuring expense	-	-	(86)	-
Non-GAAP research and development	$10,271	$12,075	$43,980	$52,183

GAAP sales and marketing	$38,337	$45,314	$161,372	$176,307
Less: Share-based compensation expenses	(4,538)	(5,191)	(17,671)	(19,126)
Less: Restructuring expense	-	-	(964)	-
Non-GAAP sales and marketing	$33,799	$40,123	$142,737	$157,181

GAAP general and administrative	$17,897	$15,687	$70,983	$65,188
Less: Share-based compensation expenses	(5,338)	(3,906)	(24,155)	(19,797)
Less: impairment of acquired intangibles	-	-	-	(979)
Less: Restructuring expense	-	-	(160)	-
Less: Legal settlement expense	(2,950)	-	(2,950)	-
Non-GAAP general and administrative	$9,609	$11,781	$43,718	$44,412

Reconciliation of operating income (loss) and operating margin
GAAP operating loss	$(11,694)	$(22,551)	$(64,881)	$(109,841)
Plus: Share-based compensation expense	13,498	11,996	55,457	50,104
Plus: Amortization and impairment of acquired intangibles	68	68	272	1,467
Plus: Restructuring expense	-	-	1,473	-
Plus: Legal settlement expense	2,950	-	2,950	-
Non-GAAP operating income (loss)	$4,822	$(10,487)	$(4,729)	$(58,270)
GAAP operating margin	(17)%	(35)%	(24)%	(45)%
Non-GAAP operating margin	7%	(16)%	(2)%	(24)%

Reconciliation of net loss
GAAP net loss attributable to WalkMe Ltd.	$(10,647)	$(18,615)	$(59,136)	$(92,628)
Plus: Share-based compensation expense	13,498	11,996	55,457	50,104
Plus: Amortization and impairment of acquired intangibles	68	68	272	1,467
Plus: Restructuring expense	-	-	1,473	-
Plus: Legal settlement expense	2,950	-	2,950	-
Plus: Adjustment attributable to non-controlling interest	969	(2,337)	2,649	(14,979)
Non-GAAP net income (loss) attributable to WalkMe Ltd.	$6,838	$(8,888)	$3,665	$(56,036)

Non-GAAP net income (loss) per share attributable to WalkMe Ltd.
Basic	$0.08	$(0.10)	$0.04	$(0.66)
Diluted	$0.07	$(0.10)	$0.04	$(0.66)

Shares used in non-GAAP per share calculations:
Non-GAAP weighted-average shares used to compute net income (loss) per share
Basic	90,344,252	86,235,574	88,912,397	85,116,424
Diluted	94,240,151	86,235,574	92,575,804	85,116,424

WalkMe Ltd.
Reconciliation of GAAP Cash Flow from Operating Activities to Free Cash Flow
(in thousands; unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
Net cash provided by (used in) operating activities	$9,156	$(8,799)	$15,280	$(46,808)
Less: Purchases of property and equipment	(29)	(194)	(540)	(2,867)
Less: Capitalized software development costs	(772)	(1,196)	(3,255)	(4,260)
Free Cash Flow	$8,355	$(10,189)	$11,485	$(53,935)